UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D
         Under the Securities Exchange Act of 1934

                     (Amendment No. 6)

                 M.H. Meyerson & Co., Inc.
-----------------------------------------------------------
                     (Name of Issuer)

               Common Stock, $.01 par value
-----------------------------------------------------------
              (Title of Class of Securities)

                          55301Q
-----------------------------------------------------------
                      (CUSIP Number)

                      Gregg Giaquinto
                  111 Broadway, 3rd Floor
                 New York, New York 10006
-----------------------------------------------------------
       (Name, Address and Telephone Number of Person
    Authorized To Receive Notices and Communications)

                    September 26, 2000
-----------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or





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otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act.

















































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CUSIP No.: 55301Q

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Person

         Electronic Trading Group, L.L.C. - ID #133802811

2.  Check the Appropriate Box if a Member of a Group

         a.   [ ]
         b.   [ ]

3.  SEC Use Only

4.  Source of Funds

         WC - See Item 3

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(D) or 2(E)

              [ ]


6.  Citizenship or Place of Organization

         Illinois

Number of Shares Beneficially Owned by Each Reporting Person
With:

    7.   Sole Voting Power:

         See Item 5

    8.   Shared Voting Power:

         See Item 5

    9.   Sole Dispositive Power:

         See Item 5

    10.  Shared Dispositive Power:

         See Item 5





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11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

              629,500 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         [ ]

13. Percent of Class Represented by Amount in Row (11)

         9.6% - See Item 5

14. Type of Reporting Person

         B/D

































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CUSIP No.: 55301Q

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Robert Kanter - ID #051321390

2.  Check the Appropriate Box if a Member of a Group

         a.   [ ]
         b.   [ ]

3.  SEC Use Only

4.  Source of Funds

         N/A

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(D) or 2(E)

              [ ]

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

    7.   Sole Voting Power:

         See Item 5

    8.   Shared Voting Power:

         See Item 5

    9.   Sole Dispositive Power:

         See Item 5

    10.  Shared Dispositive Power:

         See Item 5






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11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

              629,500 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         [ ]

13. Percent of Class Represented by Amount in Row (11)

         9.6% - See Item 5

14. Type of Reporting Person

         IN

































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    Electronic Trading Group, L.L.C. hereby amends and
    supplements the Schedule 13D dated as of April 17, 2000 originally filed with the Securities and Exchange Commission (the "SEC") on April 27, 2000 as amended by
    (i) Amendment No. 1 dated as of April 24, 2000 filed with the SEC on April 28, 2000; (ii) Amendment No. 2 dated as of May 24, 2000 filed with the SEC on May 26, 2000; (iii) Amendment No. 3 dated as of July 27, 2000 filed with the SEC on August 1, 2000; (iv) Amendment No. 4 dated as of September 5, 2000 filed with the SEC on September 12, 2000; and (v) Amendment No. 5 dated as of September 14, 2000 filed with the SEC on September 18, 2000 (the "Schedule") as follows:

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule is hereby amended by inserting the following at the end of the first paragraph thereof:

         From September 15, 2000 to September 26, 2000, the Company purchased and sold shares of the Issuer's Common Stock resulting in an aggregate net purchase of 78,300 additional shares through open market transactions at average daily prices ranging from $4.6875 to $7.5625 per share, for a net purchase price of $326,567.28. All purchases during such period were effected through an account at Spear, Leeds & Kellogg ("SLK"), a broker-dealer, pursuant to arrangements under which SLK may be deemed to have extended credit in connection with such purchases.


Item 4.  Purpose of Transactions

         Item 4 of the Schedule is hereby restated as follows:

         The Company may buy or sell additional shares of the Issuer in the open market, depending on business and market conditions, share price, its continuing evaluations of the business and prospects of the Issuer and other factors.

         Although it has no current plans to do so, as was the case before the purchases and sales of shares



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         of the Issuer reported herein, the Company may in
         the future:

         1.  engage in an extraordinary corporate
         transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

         2. acquire a sufficient number of additional shares to exercise control of the Issuer.

         The Company has no present plans to engage in any of the other actions listed in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         Item 5(a) of the Schedule is hereby deleted in its entirety and replaced with the following:

         The Company beneficially owns, in the aggregate, 629,500 shares of the Issuer's Common Stock which constitutes 9.6% of the Issuer's outstanding Common Stock as of September 5, 2000. Of the 629,500 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and (ii) the power to dispose or direct the disposition of all the shares.

         Item 5(b) of the Schedule is hereby deleted in its entirety and replaced with the following:

         Of the 629,500 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and (ii) the power to dispose or direct the disposition of all the shares.

         Item 5(c) of the Schedule is amended by inserting the following at the end thereof:

         As shown in Addendum 1 hereto, from September 15,
         2000 to September 26, 2000, the Company made a net purchase of 78,300 additional shares of the Issuer's Common Stock in open market transactions.



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



Item 7.  Material to be Filed as Exhibits


         Item 7.1 of the Schedule is hereby amended by deleting "September 14, 2000" in the third line and inserting "September 26, 2000" in lieu thereof.












































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


         Addendum 1 to the Schedule is hereby amended by inserting the following at the end thereof:

                Shares     Shares                 Average Price Per Share
  Date       Purchased     (Sold)   Position       (Excluding commission)
9/15/00                   (2,000)    549,200                 6.5625
9/15/00                   (1,000)    548,200                 6.6250
9/15/00                     (300)    547,900                 6.6875
9/15/00                   (1,000)    546,900                 7.1875
9/15/00                   (3,000)    543,900                 7.2500
9/15/00                   (5,000)    538,900                 7.3125
9/15/00                   (2,000)    536,900                 7.3750
9/15/00                   (4,100)    532,800                 7.4375
9/15/00                   (1,000)    531,800                 6.7500
9/15/00                   (1,000)    530,800                 6.8125
9/15/00                   (1,000)    529,800                 6.8750
9/15/00                   (1,000)    528,800                 7.2500
9/15/00                   (1,000)    527,800                 7.2500
9/15/00                   (1,000)    526,800                 7.2500
9/15/00                   (8,000)    518,800                 6.5625
9/15/00                     (900)    517,900                 6.6250
9/15/00                   (1,000)    516,900                 6.6250
9/15/00                   (1,000)    515,900                 6.6250
9/15/00                   (1,000)    514,900                 6.6250
9/15/00                   (7,400)    507,500                 6.6250
9/15/00                     (600)    506,900                 6.6250
9/15/00                   (1,000)    505,900                 6.6875
9/15/00                     (500)    505,400                 6.6875
9/15/00                   (1,000)    504,400                 6.6875
9/15/00                   (2,400)    502,000                 6.6875
9/15/00                   (7,800)    494,200                 6.7188
9/15/00                   (1,000)    493,200                 6.7188
9/15/00                   (1,000)    492,200                 6.7188
9/15/00                     (100)    492,100                 6.7500
9/15/00          2,000               494,100                 6.7500
9/15/00          1,000               495,100                 6.8125
9/15/00          1,800               496,900                 6.8438
9/15/00            800               497,700                 6.8750
9/15/00          1,500               499,200                 6.8750
9/15/00            400               499,600                 6.8750
9/15/00            100               499,700                 6.9063
9/15/00            100               499,800                 6.9063
9/15/00          3,000               502,800                 6.9375
9/15/00          2,000               504,800                 6.9688
9/15/00            200               505,000                 7.0000
9/15/00            200               505,200                 7.0000
9/15/00          3,000               508,200                 7.0000
9/15/00          2,800               511,000                 7.0000



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9/15/00          1,800               512,800                 7.0000
9/15/00            800               513,600                 7.0000
9/15/00                     (100)    513,500                 6.7500
9/15/00                     (100)    513,400                 6.7656
9/15/00                     (300)    513,100                 6.8750
9/15/00                   (3,000)    510,100                 6.9063
9/15/00                   (3,100)    507,000                 6.9375
9/15/00                   (1,000)    506,000                 7.3125
9/15/00                   (3,000)    503,000                 7.5000
9/15/00                   (3,000)    500,000                 7.5625
9/18/00         1,000                501,000                 5.5625
9/18/00         2,000                503,000                 5.6250
9/18/00         2,000                505,000                 5.6875
9/18/00         2,000                507,000                 5.7500
9/18/00         4,099                511,099                 5.8125
9/18/00         1,200                512,299                 5.8750
9/18/00         1,000                513,299                 5.8750
9/18/00         1,901                515,200                 5.8750
9/18/00            99                515,299                 5.8750
9/18/00         2,000                517,299                 5.8750
9/18/00         2,000                519,299                 5.8750
9/18/00         2,101                521,400                 5.9063
9/18/00         1,000                522,400                 5.9375
9/18/00         1,000                523,400                 6.0625
9/18/00         1,000                524,400                 6.1875
9/18/00         1,000                525,400                 6.3125
9/18/00         1,000                526,400                 6.4375
9/19/00           800                527,200                 5.3750
9/19/00         2,000                529,200                 5.4375
9/19/00         2,000                531,200                 5.4375
9/19/00         1,000                532,200                 5.5000
9/19/00         2,000                534,200                 5.5000
9/19/00         2,000                536,200                 5.6250
9/19/00        11,000                547,200                 5.6250
9/19/00         3,000                550,200                 5.6875
9/19/00         3,000                553,200                 5.7500
9/19/00                     (200)    553,000                 5.6875
9/21/00                   (4,000)    549,000                 5.6250
9/21/00                     (300)    548,700                 5.7500
9/21/00                   (3,700)    545,000                 5.8125
9/21/00         2,000                547,000                 5.8125
9/21/00         1,000                548,000                 5.9375
9/21/00         1,000                549,000                 5.9375
9/21/00                   (2,000)    547,000                 5.9375
9/21/00                   (2,000)    545,000                 5.9375
9/21/00                   (2,000)    543,000                 5.9375
9/21/00                  (17,000)    526,000                 5.9375
9/21/00                   (2,000)    524,000                 5.9375



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9/21/00                   (2,000)    522,000                 5.9375
9/21/00                   (2,000)    520,000                 6.0000
9/21/00                   (2,000)    518,000                 6.0000
9/21/00                   (2,000)    516,000                 6.0625
9/21/00                   (2,000)    514,000                 6.1250
9/21/00                   (1,100)    512,900                 6.1250
9/22/00         3,200               516,100                  5.2500
9/22/00           500               516,600                  5.3125
9/22/00           500               517,100                  5.3438
9/22/00                   (2,000)   515,100                  5.3438
9/22/00           500               515,600                  5.3750
9/22/00           100               515,700                  5.4063
9/22/00           100               515,800                  5.4063
9/22/00           100               515,900                  5.4063
9/22/00         6,900               522,800                  5.5000
9/22/00         2,100               524,900                  5.5625
9/22/00         2,500               527,400                  5.6250
9/22/00           300               527,700                  5.6875
9/22/00         1,000               528,700                  5.7500
9/22/00         3,300               532,000                  5.7500
9/22/00           700               532,700                  5.7500
9/22/00           500               533,200                  5.7500
9/22/00                     (500)   532,700                  5.7500
9/22/00                   (2,500)   530,200                  5.7500
9/22/00         6,000               536,200                  5.8125
9/22/00         5,500               541,700                  5.8750
9/22/00                     (500)   541,200                  5.9063
9/22/00         5,000               546,200                  5.9375
9/22/00           700               546,900                  6.0000
9/22/00           700               547,600                  6.0000
9/25/00         2,500               550,100                  5.5000
9/25/00         2,500               552,600                  5.5313
9/25/00         2,500               555,100                  5.5625
9/25/00         2,500               557,600                  5.6250
9/26/00           400               558,000                  4.6875
9/26/00         8,500               566,500                  4.7500
9/26/00         8,000               574,500                  4.8125
9/26/00           100               574,600                  4.8750
9/26/00           100               574,700                  4.8750
9/26/00         1,000               575,700                  4.8750
9/26/00           100               575,800                  4.8750
9/26/00           800               576,600                  4.8750
9/26/00           200               576,800                  4.8750
9/26/00         2,000               578,800                  4.8750
9/26/00         2,000               580,800                  4.8750
9/26/00         2,000               582,800                  4.8750
9/26/00                     (600)   582,200                  4.8750
9/26/00                   (1,000)   581,200                  4.8750



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9/26/00                     (100)   581,100                  4.8750
9/26/00                     (300)   580,800                  4.8750
9/26/00                     (300)   580,500                  4.8750
9/26/00         1,000               581,500                  4.9063
9/26/00           100               581,600                  4.9063
9/26/00         1,000               582,600                  4.9375
9/26/00         1,000               583,600                  4.9375
9/26/00         1,000               584,600                  4.9375
9/26/00         7,000               591,600                  4.9375
9/26/00           700               592,300                  4.9688
9/26/00         2,000               594,300                  5.0000
9/26/00           100               594,400                  5.0000
9/26/00         1,900               596,300                  5.0000
9/26/00           100               596,400                  5.0000
9/26/00         4,000               600,400                  5.0625
9/26/00                   (1,000)   599,400                  4.8750
9/26/00         8,000               607,400                  5.1250
9/26/00         8,000               615,400                  5.1875
9/26/00         8,000               623,400                  5.2500
9/26/00         2,000               625,400                  5.2813
9/26/00                   (4,000)   621,400                  5.2813
9/26/00         4,000               625,400                  5.3125
9/26/00           100               625,500                  5.3438
9/26/00         2,000               627,500                  5.3750
9/26/00         2,000               629,500                  5.4375
___________________________________________________________________
Subtotal from
9/15/00 to     208,100
9/26/00

Aggregate
9/14/00
Position       551,200

Total as of    907,900  (278,400)    629,500                 4.8316
9/26/00















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                         SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigneds hereby certify that the information set forth in this statement is true, complete and correct.

                          ELECTRONIC TRADING GROUP, L.L.C.


                              ________________________
                          By:     Robert Kanter

                          Title:  Member Manager
                          Date:   September 26, 2000


                          ROBERT KANTER


                                  ______________________
                          Date:   September 26, 2000






























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